Exhibit 99.2
CONSENT OF EMARKETER INC.
     We consent to the use in this Registration Statement of Deutsche Bank on Form S-l of information derived from us in eMarketer chart, B2C e-commerce, 8-2OO9.xls and Retail E-Commerce Forecast: Cautious Optimism June 2009, appearing in the Prospectus, which is part of this Registration Statement. The statement reads as follows:
“According to eMarketer, an Internet market research firm, consumer online commerce sales in the United States are expected to reach $300.6 billion in 2013 from $227.6 billion in 2008. Additionally, eMarketer estimates that over 68% of Internet users in the United States purchased a product or service online in 2008.”
We also consent to the reference to us in the Prospectus. Notwithstanding the foregoing, we are not responsible for the accuracy of the data.
eMarketer Inc.